Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Reports Financial Results for Second Quarter

August 16, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) announces results for the financial period ended June 30, 2010. The full version of the financial statements and the management discussion and analysis are available on SEDAR at www.sedar.com and on Genco’s website at www.gencoresources.com.

Genco recorded a net loss of $1,564,936 for the three months and $3,046,832 for the six months ended June 30, 2010. Expenses for the quarter consisted mainly of general administrative costs in Canada and Mexico, and costs associated with restarting operations at the Company’s La Guitarra Mine in Mexico. On June 30, 2010 Genco had total assets of $37,856,383 including $1,910,447 in cash and accounts receivable.

During the quarter ended June 30, 2010, Genco restarted mining operations at La Guitarra and 6,524 tonnes of ore were processed in La Guitarra’s mill and 7,395 ounces of silver and 112 ounces of gold were sold. Ore processed during the quarter came from stockpiled material and previously developed low grade areas of La Guitarra Mine. Genco expects mine production and mill throughput to progressively increase during the remainder of the year and average metal grades to increase as higher grade ore blocks are brought into production.

Genco would also like to announce that Mr. James R. Anderson has been appointed Chairman of the Company’s Board of Directors. Mr. Anderson takes over the position of Chairman from Mr. Richard Hughes who will remain involved in Genco as a director. The Board wishes to thank Mr. Hughes for his work while Chairman and looks forward to working with him in the future.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. In 2009, Genco completed a Feasibility Study, which evaluated an expansion of existing mining operations at La Guitarra.

For further information, please contact:

Mr. Wayne Moorhouse
Chief Financial Officer
Telephone: (604) 682-2205 ext. 225
wmoorhouse@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.